Filed by Level 3 Communications, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: tw telecom inc.

Level 3 Announces $2 Billion Tranche B 2022 Term Loan

BROOMFIELD, Colo., Oct. 13, 2014 — Level 3 Communications, Inc. (NYSE: LVLT) today announced that its wholly owned subsidiary, Level 3 Financing, Inc. (“Level 3 Financing”), has received commitments from lenders to increase the borrowings under its existing senior secured credit facility through the creation of a new $2 billion Tranche B 2022 Term Loan (the “Tranche B 2022 Term Loan”).

Level 3 Financing will amend and restate its existing senior secured credit facility to include the new Tranche B 2022 Term Loan, which will mature on January 31, 2022. Interest on the Tranche B 2022 Term Loan will be equal to LIBOR plus 3.5 percent with LIBOR set at a minimum of 1.0 percent. The Tranche B 2022 Term Loan was priced at 99.25 percent of par.

The net proceeds of the Tranche B 2022 Term Loan to Level 3 Financing will be used to finance the cash portion of the merger consideration payable to tw telecom inc. stockholders pursuant to the pending acquisition of tw telecom inc. and to refinance certain existing indebtedness of tw telecom inc., including fees and premiums, in connection with the closing of that acquisition.

Level 3 Financing expects the closing of the Tranche B 2022 Term Loan will take place with the closing of the pending acquisition of tw telecom inc., subject to the execution of definitive documents and customary closing conditions.

“We’re pleased that with this transaction, our financing requirements related to the tw telecom transaction have been satisfied,” said Sunit Patel, executive vice president and CFO of Level 3.  “Additionally, Level 3 has received all necessary approvals from the various U.S. state public utility commissions for the completion of the tw telecom transaction and related borrowings.  We continue to be excited about the acquisition and look forward to closing the transaction this quarter.”

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Morgan Stanley Senior Funding, Inc., Barclays Bank PLC, Goldman Sachs Bank USA, Jefferies Finance LLC and JP Morgan Securities LLC are acting as Joint Lead Arrangers and Joint Bookrunning Managers for the Tranche B 2022 Term Loan. Willkie Farr & Gallagher LLP is acting as counsel to Level 3 and Cravath Swaine & Moore LLP is acting as counsel to the Joint Lead Arrangers and Joint Bookrunning Managers.

About Level 3 Communications

Level 3 Communications, Inc. (NYSE: LVLT) is a Fortune 500 company that provides local, national and global communications services to enterprise, government and carrier customers. Level 3’s comprehensive portfolio of secure, managed solutions includes fiber and infrastructure solutions; IP-based voice and data communications; wide-area Ethernet services; video and content distribution; data center and cloud-based solutions. Level 3 serves customers in more than 500 markets in over 60 countries across a global services platform anchored by owned fiber networks on three continents and connected by extensive undersea facilities. For more information, please visit www.level3.com or get to know us on Twitter, Facebook and LinkedIn.

© Level 3 Communications, LLC. All Rights Reserved. Level 3, Level 3 Communications, Level (3) and the Level 3 Logo are either registered service marks or service marks of Level 3 Communications, LLC and/or one of its Affiliates in the United States and elsewhere. Any other service names, product names, company names or logos included herein are the trademarks or service marks of their respective owners. Level 3 services are provided by subsidiaries of Level 3 Communications, Inc.

Important Information for Investors and Stockholders

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed business combination of Level 3 and tw telecom will be submitted to the stockholders of Level 3 and the stockholders of tw telecom for their consideration. Level 3 has filed a registration statement on Form S-4, and Level 3 and tw telecom have filed a joint proxy statement/prospectus and have filed and will file other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (the “SEC”). Level 3 and tw telecom will each provide the final joint proxy statement/prospectus to its respective stockholders. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available, as well as any amendments or supplements to those documents, because they will contain important information about Level 3, tw telecom and the proposed transaction. Investors and security holders will be able to obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Level 3 and tw telecom free of charge at the SEC’s website at http://www.sec.gov. In addition, the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by Level 3 may be obtained free of charge by directing such request to: Investor Relations, Level 3 Communications, Inc., 1025 Eldorado Boulevard, Broomfield, Colorado 80021 or from Level 3’s Investor Relations page on its corporate website at www.level3.com and the joint proxy statement/prospectus, the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus and the other documents filed with the SEC by tw telecom may be obtained free of charge by directing such request to: tw telecom by telephone at 303-542-6894 or by submitting a request by e-mail to IR@twtelecom.com or a written request to Investor Relations, tw telecom, 10475 Park Meadows Parkway, Littleton, Colorado 80124 or from tw telecom’s Investor Relations page on its corporate website at www.twtelecom.com.

Level 3, tw telecom and their respective directors, executive officers, and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions from the stockholders of Level 3 and from the stockholders of tw telecom, respectively. Information about the directors and executive officers of Level 3 is set forth in the proxy statement on Schedule 14A for Level 3’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2014 and information about the directors and executive officers of tw telecom is set forth in the proxy statement for tw telecom’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 28, 2014. Additional information regarding participants in the proxy solicitation may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction filed with the SEC on September 26, 2014.

Cautionary Statement Regarding Forward-Looking Statements

This document, including the documents incorporated herein by reference, contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the acquisition of tw telecom by Level 3, including financial and operating results and synergy benefits that may be realized from the acquisition and the timeframe for realizing those benefits; (ii) Level 3’s and tw telecom’s plans, objectives, expectations and intentions; (iii) other statements contained in this communication that are not historical facts; and (iv) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “goal,” “strategy,” “future,” “likely,” “may,” “should,” “could,” “will,” and words of similar meaning or similar references to future periods.

Forward-looking statements are neither historical facts nor assurances of future performance.  Instead, forward-looking statements are based only on current beliefs, assumptions, and expectations regarding the future of our business, including the effects of the proposed acquisition of tw telecom by Level 3, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are inherently subject to significant business, economic and competitive uncertainties, risks, and contingencies, which may include third-party approvals, many of which are beyond our control and are difficult to predict. Therefore, readers of this communication are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

The following factors, among others, could cause our actual results and financial condition to differ materially from those expressed or implied in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger among Level 3, tw telecom, Saturn Merger Sub 1 and Saturn Merger Sub 2 (the “Merger Agreement”); (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain the required stockholder approvals; (3) the inability to satisfy the other conditions specified in the Merger Agreement, including without limitation the receipt of necessary governmental or regulatory approvals required to complete the transactions contemplated by the Merger Agreement; (4) the inability to successfully integrate our business with tw telecom’s business or to integrate the businesses within the anticipated timeframe; (5) the risk that the proposed transactions disrupt current plans and operations, increase operating costs and the potential difficulties in customer loss and employee retention as a result of the announcement and consummation of such transactions; (6) the ability to recognize the anticipated benefits of the combination of Level 3 and tw telecom, including the realization of revenue and cost synergy benefits and to recognize such benefits within the anticipated timeframe; (7) the outcome of any legal proceedings that may be instituted against Level 3, tw telecom or others following announcement of the Merger Agreement and transactions contemplated therein; and (8) the possibility that Level 3 or tw telecom may be adversely affected by other economic, business, and/or competitive factors.

Other important factors that may affect our business or the combined business’ results of operations and financial condition include, but are not limited to: a discontinuation of the development and expansion of the Internet as a communications medium and marketplace for the distribution and consumption of data and video; continued uncertainty in the global financial markets and the global economy; disruptions in the financial markets that could affect our ability to obtain additional financing; and our ability to: increase revenue from the services we offer; successfully use new technology and information systems to support new and existing services; prevent process and system failures that significantly disrupt the availability and quality of the services that we provide; prevent our security measures from being breached, or our services from being degraded as a result of security breaches; develop new services that meet customer demands and generate acceptable margins; effectively manage expansions to our operations; provide services that do not infringe the intellectual property and proprietary rights of others; attract and retain qualified management and other personnel; and meet all of the terms and conditions of debt obligations.

Discussions of additional factors, risks, and uncertainties can be found within Level 3’s and tw telecom’s respective filings with the Securities and Exchange Commission. Statements in this communication should be evaluated in light of these important factors, risks, and uncertainties. Any forward-looking statement made in this communication is based only on information currently available and speaks only as of the date on which it is made. Except for the ongoing obligation to disclose material information under the federal securities laws, neither Level 3 nor tw telecom undertake any obligation to, and each expressly disclaim any such obligation to, update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time to reflect new information, circumstances, events or otherwise that occur after the date such forward-looking statement is made unless required by law.

Contact Information

Media:	Investors:
Ashley Pritchard	Mark Stoutenberg
+1 720-888-5950	+1 720-888-2518
ashley.pritchard@level3.com	mark.stoutenberg@level3.com